SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Genta Incorporated
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    37245M207
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                                December 15, 2004
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                               Page 1 of 10 Pages

CUSIP No. 37245M207               13G                      Page 2 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                 Riverview Group, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,205,000
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,205,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,205,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.46%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON ** OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245M207               13G                      Page 3 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,205,000
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,205,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    5,205,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.46%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245M207               13G                      Page 4 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Millennium Management, L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,205,000
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,205,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,205,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.46%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON ** OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245M207               13G                      Page 5 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Israel A. Englander
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,205,000
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,205,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    5,205,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.46%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON ** IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37245M207               13G                      Page 6 of 10 Pages


Item 1.

(a)  Name of Issuer

            Genta Incorporated, a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

            Two Connell Drive
            Berkeley Heights, New Jersey 07922

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Riverview Group, LLC
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Holding Group, L.P.
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)  Title of Class of Securities

     Common Stock, par value $0.001 per share ("Common Stock")

(e)  CUSIP Number

     37245M207

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 37245M207               13G                      Page 7 of 10 Pages


(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

(a)  Amount Beneficially Owned

     As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 5,205,000 shares of Common Stock held outright by Riverview Group, LLC, a Delaware limited liability company ("Riverview").

     Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

     Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions.

(b)  Percent of Class

         Approximately 5.46% as of the date of this filing. (Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,2004, 80,358,215 shares of Common Stock were outstanding as of October 31, 2004. In addition, pursuant to a Securities Purchase Agreement, dated as of December 15, 2004, by and among the Company, Riverview and the other investor named therein, the Company issued 15,000,000 shares of Common Stock.)

(c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:

               -0-

CUSIP No. 37245M207               13G                      Page 8 of 10 Pages


         (ii)  Shared power to vote or to direct the vote

               5,205,000 shares of Common Stock

         (iii) Sole power to dispose or to direct the disposition of

               -0-

         (iv)  Shared power to dispose or to direct the disposition of

               5,205,000 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 15, 2004, by and among Riverview Group, LLC, Millennium Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 37245M207               13G                      Page 9 of 10 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 15, 2004




RIVERVIEW GROUP, LLC                           MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,            By: Millennium Management, L.L.C.
    its sole member                                its general partner

By: Millennium Management, L.L.C.              By:/s/ Terry Feeney
    its general partner                           ------------------------------
                                                  Name:  Terry Feeney
                                                  Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



MILLENNIUM MANAGEMENT, L.L.C.

By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney                         /s/ Israel A. Englander
   Title: Chief Operating Officer              ---------------------------------
                                               Israel A. Englander

CUSIP No. 37245M207               13G                      Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Genta Incorporated, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 15, 2004



RIVERVIEW GROUP, LLC                           MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,            By: Millennium Management, L.L.C.
    its sole member                                its general partner

By: Millennium Management, L.L.C.              By:/s/ Terry Feeney
    its general partner                           ------------------------------
                                                  Name:  Terry Feeney
                                                  Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, L.L.C.

By:/s/ Terry Feeney                            /s/ Israel A. Englander
  -------------------------------              ---------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer              Israel A. Englander